ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

May 31, 2013	Rachel P. Vodofsky
T +1 212 596 9080
F +1 646 728 2835
rachel.vodofsky@ropesgray.com

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Schroder Global Series Trust (the “Trust”) — Post Effective Amendment No. 32 (the “Amendment”) to the Registration Statement on Form N-1A (File Nos. 811-21364; 333-105659)

Dear Ms. Browning:

This letter sets forth the responses of the Trust to comments you provided to me telephonically on May 16, 2013 regarding the Amendment.  The Amendment relates to Schroder Global Multi-Cap Equity Fund, a series of the Trust (the “Fund”).

For convenience of reference, summaries of the staff’s comments are set forth below, and each is followed by our response.  The Trust intends to file on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act of 1933, as amended.

General

1.              Please make the requested “Tandy” letter statements in your response to us, which should be filed as correspondence via Edgar.

On behalf of the Trust, we acknowledge that:

a.              the Trust is responsible for the adequacy and accuracy of the disclosure in the registration statement;

b.              Securities and Exchange Commission (“SEC”) staff comments or changes to disclosure in response to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to a filing; and

c.               the Trust may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.              Since the Institutional Service Shares have been in operation for less than a year, please indicate that the Acquired Fund Fees and Expenses for the Institutional Service Shares are based on estimated amounts for the current fiscal year.

The Trust will make the requested change.

2.              Move the last sentence in footnote 3 to the Annual Fund Operating Expenses table in the “Summary Information about the Fund” section after the Item 9 disclosure. The disclosure is not permitted by Form N-1A where it is currently located.

The Trust respectfully declines to remove the noted disclosure because it is permitted by Instruction 3(f)(vii) to Item 3 of Form N-1A, which indicates that a Fund may clarify in the footnote to the fee table that total annual fund operating expenses under Item 3 do not correlate with the ratio of expenses to average net assets given in response to Item 13.

3.              Please confirm supplementally that the Example is accurate and in accordance with Item 3 of Form N-1A.

The Trust confirms that the Example is accurate and in accordance with Item 3 of Form N-1A. The Trust will modify the narrative explanation preceding the table to delete the sentence “Returns in the table reflect the current redemption fee.”

4.              The Fund is subject to Rule 35d-1 and must invest at least 80% of its assets in equity securities. Please explicitly state this policy and clarify the types of equity securities that are included in this 80% basket. Confirm that the Fund will use the cash value and not the notional value of its equity investments for purposes of its 80% asset policy test. Also, clarify whether convertible securities are included in the 80% basket. If they are, then they can only be in-the-money convertible securities.

The Trust will revise its disclosure to add the 80% policy and clarify the types of equity securities that are included in the 80% basket, which may include derivatives (that provide exposure comparable, in the judgment of the sub-adviser, to investments in equity securities).  The Fund intends to value derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1, and reserves the right to do so in appropriate circumstances.  For example, if a derivative creates an investment exposure equivalent to a cash investment in an underlying issuer equal to the derivative’s notional amount, the Fund would typically expect to use that amount for purposes of the 80% test.  The Fund does not expect to require inclusion of convertible securities for purposes of meeting the 80% test.

5.              The “Principal Investment Strategies” section states the “Fund invests primarily in a diversified portfolio of equity and equity related securities.” Please clarify what is meant by “equity related securities.”

The Trust will delete the phrase “equity related securities.”

6.              The “Principal Investment Strategies” section states the Fund invests in securities “of companies located in a number of countries around the world (including the United States).”  Please clarify whether there is a minimum number of countries in which the Fund may invest.

There is no such minimum.  The Trust will make appropriate changes to reflect this.

7.              The “Principal Investment Strategies” section states the “sub-adviser is not constrained by benchmark weights when it constructs the Fund’s portfolio.” Form N-1A does not require negative disclosure for principal investment strategies. Please only include this language if the Trust believes it adds value to the investor.

The Trust believes the current disclosure is helpful to investors and therefore respectfully declines to remove the language.

8.              The “Principal Investment Strategies” section states that the Fund may invest in American Depositary Receipts (ADRs), as well as global depositary receipts (GDRs) and European Depositary Receipts (EDRs). Please clarify whether these depositary receipts are sponsored or unsponsored and disclose the specific risks associated with the type of depositary receipts in which the Fund may invest.

The Fund may invest in sponsored or unsponsored depositary receipts; disclosure will be added to that effect.  Disclosure regarding the risks of the different types of depositary receipts is included under “Principal Risks — Depositary Receipts Risks.”

9.              Please enhance the disclosure to avoid open-end terms such as “including” when discussing derivatives in the “Principal Investment Strategies.” The disclosure should list the types of derivatives the Fund will invest in along with any attendant risks. Please clarify the reasons why the Fund will invest in derivatives, specifically whether the Fund will invest in derivatives for speculative purposes.

The disclosure will be revised; the Trust notes that the disclosure already described the reasons the Fund might use derivatives.

10.       Please confirm whether the Fund’s ability to invest more than 25% of its assets in any one country or group of countries in the “Principal Investment Strategies” is a concentration policy. If so, please add “Concentration Risk” to the “Principal Risks” section.

The Trust does not consider its ability to invest more than 25% of its assets in any country of group of countries to be a concentration policy.

11.       Please confirm supplementally that there is no inconsistency between the disclosure in the “Principal Investment Strategies” section in the summary section of the prospectuses and the disclosure in the part of the prospectuses called for by Item 9 of Form N-1A.  Also, please confirm that the summary section summarizes the disclosure called for by Item 9 of Form N-1A.  If necessary, please revise accordingly.

The Trust confirms that the two sections of the prospectuses are consistent with each other and confirms that the summary sections of the prospectuses summarize the disclosure called for by Item 9 of Form N-1A.

12.       Please confirm supplementally that the risks under “Principal Risks” line up with the strategies under “Principal Investment Strategies” in the “Summary Information about the Fund” section.

The Trust confirms that the risks under “Principal Risks” describe the principal risks associated with the strategies under “Principal Investment Strategies.”

13.       Please revise the disclosure to the “Principal Risks” section to disclose that it is possible to lose money on an investment in the Fund.

The Trust directs you to the first sentence under “Principal Risks” in the “Summary Information about the Fund” section, which states, “It is possible to lose money on an investment in the Fund.”

14.       The “liquidity risk” disclosure in the “Principal Risks” section describes the risks relating to investing in illiquid securities, but illiquid securities are not described as a principal investment strategy of the Fund.  If investing in illiquid securities is a principal investment strategy, please add disclosure stating this.  If investing in illiquid securities is not a principal investment strategy, please remove liquidity risk as a principal risk of the Fund.

The Trust confirms that the Fund does not invest in illiquid securities as a principal investment strategy.  The Trust nonetheless believes that the risk that the Fund’s investments, though previously determined to have been liquid, may subsequently prove to be illiquid when the Fund seeks to sell them, is a principal risk of investing in the Fund.  As a result, the Trust respectfully declines to remove liquidity risk as a principal risk of the Fund.

15.       In the “Principal Risks” section, please confirm that where any investment may result in duplicative fees (e.g. with REITs), there is disclosure regarding such duplicative fees.

The Trust directs you to the “Investments in Pooled Vehicles Risk” and “REIT Risk,” both of which discuss the payment by the Fund of its portion of such company’s fees and expenses.

16.       Move the last sentence under “Performance Information” in the “Summary Information about the Fund” section after the Item 9 disclosure. The disclosure is not permitted by Form N-1A where it is currently located.

The Trust will delete the referenced sentence from its disclosure.

Statement of Additional Information (“SAI”)

17.       Please confirm supplementally that all principal investment strategies and risks included in the SAI are also included in the prospectus as required by Items 4 and 9 of Form N-1A.

The Trust so confirms.

18.       Please confirm supplementally that all non-principal investment strategies are included in the SAI as required by Item 15 of Form N-1A or revise accordingly.

The Trust confirms that all non-principal investment strategies the Trust currently foresees employing are described in the SAI.

19.       Please confirm supplementally that principal investment strategies are distinguished from non-principal investment strategies.

The Trust so confirms.

20.       Please confirm whether the Fund will pledge assets and if so, that it cannot exceed one-third of the total assets of the Fund.

The Fund may pledge up to one-third of its assets in connection with permissible borrowings by the Fund.

21.       In the “Investment Restrictions” section, confirm supplementally that where a restriction refers to applicable law or as permitted by the SEC or the Investment Company Act of 1940 that the relevant legal authority and limitations are disclosed in the SAI.

The Trust believes that disclosure of the limitations imposed by applicable law is not required by Form N-1A, and runs counter to General Instruction C.1(c) to Form N-1A, which provides that “The prospectus should avoid...simply restating legal or regulatory requirements to which Funds generally are subject.”  Accordingly, the Trust respectfully declines to make this change.

22.       The fifth fundamental policy runs afoul of the Fund’s investment strategy to be able to invest more than 25% of its assets in any one country or group of countries, as previously disclosed in the prospectus, since the staff considers a country to be an industry.

The Trust does not consider a country to be an industry, and is unaware of any such position of the SEC staff.

23.       Please qualify the first sentence of the second paragraph under “Non-Fundamental Policies” with the exceptions for borrowing and liquidity discussed following the sentence.

The Trust will make the requested change.

24.       The last sentence of the second paragraph under “Non-Fundamental Policies” notes that “if the percentage of the assets of the Fund invested in illiquid securities exceeds 15% of its net assets…the Fund will take steps to reduce the amount of illiquid securities to meet this non-fundamental policy within a time frame Schroders considers to be in the best interests of the Fund.”  Please enhance this disclosure to explain the speed with which the Fund will take remedial action once the 15% threshold is breached.

The Trust respectfully declines to prescribe a specific time frame for remedying a passive breach of the liquidity standard, as the Trust believes the time frame will vary depending on the circumstances and the state of the market at that time, and the current disclosure appropriately takes that into account.

* * * * *

We hope that the foregoing responses adequately address the staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Rachel Vodofsky

Rachel Vodofsky

cc:

Carin Muhlbaum, Esq.

Abby L. Ingber, Esq.

Timothy W. Diggins, Esq.

Colleen B. Meyer, Esq.